Exhibit 99

The Progressive Corporation

Letter to Shareholders

Third Quarter 2009

The improving market momentum signaled in our second quarter reporting extended through the third, resulting in a reasonably solid quarter.

The most notable and welcome highlight of the quarter was the strengthening growth in new auto applications from our independent agents. Combined with continued strong growth in new Direct customers, the quarter produced our strongest new personal auto application growth in some time. A combined ratio of 92.7, reflecting good margins for all business segments, a rebound in investment returns, and a meaningful increase in our capital position, rounded out the key measures for the quarter.

In last quarter’s letter we noted, “New business sales in Agency were as strong as we have seen for some time as the quarter drew to a close.” The continuation of this trend through the third quarter is in large part a function of competitive positioning and the speed with which changes in rate levels are reflected in the highly rate-comparison nature of agent quoting.

Agency auto new business applications for the quarter were up approximately 7%, as compared to the same period last year, and represent the first step in returning to policies in force growth. Positive year-over-year changes in policy counts for our Agency business has not been seen for several quarters, but ending the year in positive territory seems to be a realistic goal based on current trends in new applications, as well as retention of our current customers.

Our Direct personal auto business remained strong through the quarter with growth in policies year-over-year now at 13% and new application gains even stronger. By policy count, our Direct business represents about 42% of our personal auto customers.

Success in attracting customers to Progressive, and notably to our online offering, is achieved through some combination of our current marketing campaign that continues to resonate with consumers, a distinctive and appealing product offering we call “Name Your Price®,” increased attractiveness to more preferred customers through our homeowners affiliation, and a Web site well recognized for design and functionality. During the quarter, progressive.com was recognized by Forrester Research as the best Brand Building Web site across all financial services sectors and again by Keynote as the #1 Web site in the insurance industry for the 6th consecutive period. An independent review of recent online quoting continues to confirm Progressive is a leading provider of online quotes and, along with GEICO, well ahead of all others – an important measure of our stated strategy in this space.

New sales of our special lines products remain dampened by economic conditions, but in general had a modestly stronger third quarter even showing some positive year-over-year new application growth toward the end of the quarter. We continue to grow our policies in force at low single digits for these products, partially reflecting attractive Net Promoter® Scores and related policy renewals.

Commercial Auto, as we’ve noted in prior reports, is fighting the economy for growth. One bright spot is that we saw a very modest reduction in the decrease of new applications in the third quarter over the trends of the first six months. Profitability remains strong for this business and we are well prepared for growth when it returns.

Our multi-year focus on improving the retention of our now nearly 11.5 million customers remains a critical objective shared by every employee. While this year is not matching the size of gains we realized last year, our personal auto policy life expectancies are approximately 2% higher in Agency auto and 5% higher in Direct auto than this time last year.

Pricing accuracy remains our number one priority. Claim frequency for bodily injury and personal injury protection (PIP) coverages has been up for the year, but comparable to the frequency experienced in 2007. Collision frequency continues to be lower both for the third quarter and on a year-to-date basis. Accurate estimation of future PIP severity trends remains a challenge, even as we see some signs of moderation. This takes on even greater significance given the importance of our major PIP states. As such, the issue has our full attention.

Changes made to claims staffing in the second quarter, along with increasing maturity of several process changes, have resulted in run-rate declines in our Loss Adjustment Expenses of one point on overall expense and provide an encouraging step to our ultimate projected expense structure in claims, while preserving, and in fact enhancing, the settlement quality gains of the last several years.

All-in-all, a good quarter. Achievements across the board from investments to operations were acceptable, with key measures starting to reflect the progress, but more is expected and we think achievable. The third quarter was a refreshing contrast to the headlines of a year ago. We look forward to closing out the year on a roll.

Glenn M. Renwick
President and Chief Executive Officer